

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 14, 2010

Thom Kidrin
President
Worlds.com Inc.
11 Royal Road
Brookline, MA 02445

> **Re: Worlds.com Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed May 7, 2010**
> **File No. 000-24115**

Dear Mr. Kidrin:

    We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel